Exhibit 12
EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended September 30,

	2005		2006		2007		2008		2009

Earnings:
Earnings before income taxes (a)	$2,200		2,749		3,178		3,666		2,464
Fixed charges	323		313		361		356		365

Earnings, as defined	$2,523		3,062		3,539		4,022		2,829

Fixed Charges:
Interest expense	$243		225		261		244		244
One-third of all rents	80		88		100		112		121

Total fixed charges	$323		313		361		356		365

Ratio of Earnings to Fixed Charges	7.8	X	9.8	X	9.8	X	11.3	X	7.7	X

(a)	Represents pretax earnings from continuing operations and minority interests in the pretax income of consolidated subsidiaries having fixed charges.